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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number: **51848**

ALDA Pharmaceuticals Corp.
(Translation of registrant's name into English)

635 Columbia St. New Westminster, B.C., Canada, V3M 1A7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALDA Pharmaceuticals Corp.

Date: March 28, 2008

By: "*Terrance G. Owen*"

Name: Terrance G. Owen, Ph.D., M.B.A.
Title: President & CEO

ALDA PHARMACEUTICALS CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited, Prepared by Management)

DECEMBER 31, 2007

ALDA PHARMACEUTICALS CORP.

INTERIM CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE PERIOD ENDED

	December 31 2007 (Unaudited)	June 30 2007 (Unaudited)
ASSETS		
Current Assets		
Cash and Equivalents	**$ 1,652,654**	$ 356,127
Accounts Receivable	**29,936**	24,897
Subscriptions Receivable	**8,250**	293,600
Inventory	**15,126**	19,916
Prepaid Expenses	**59,436**	7,458
	1,765,402	701,998
Furniture and Equipment (Note 3)	**741**	1,482
Patent Application and Development Costs (Note 4)	**72,644**	40,486
Intangible Assets (Note 5)	**107,300**	110,200
	$ 1,946,087	$ 854,166
LIABILITIES		
Current Liabilities		
Accounts Payable and Accrued Liabilities	**$ 39,451**	$ 74,268
SHARE CAPITAL AND DEFICIT		
Share Capital (Note 6 (a))	**3,878,054**	2,658,868
Contributed Surplus – Warrants (Note 6 (d))	**766,368**	553,627
Contributed Surplus – Options (Note 6 (e))	**561,251**	171,194
Deficit	**(3,299,037)**	(2,603,791)
	1,906,636	779,898
	$ 1,946,087	$ 854,166

Commitments (Note 8)
Going-concern (Note 1)

*See accompanying notes to the interim consolidated financial statements

On Behalf of the Board of Directors

"Terrance Owen"   Director   *"Peter Chen"*   Director



ALDA PHARMACEUTICALS CORP.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE PERIOD

	Three Months Ended December 31,		Six Months Ended December 31,	
	2007	2006	2007	2006
Sales	$ 53,298	$ 64,356	$ 108,834	$ 121,931
Cost of Sales	(32,770)	(40,417)	(68,449)	(78,576)
Gross Profit	20,528	23,939	40,385	43,355
General & Administration Expenses				
Advertising and Promotion	7,662	1,537	14,141	2,800
Amortization-Furniture and Equipment	371	2,070	741	4,140
- Patent Application and Development Costs	1,322	-	1,963	-
- Intangible Assets	1,450	-	2,900	-
Consulting	351,945	45,000	427,275	100,600
Dues and Filing Fees	18,421	7,817	24,453	10,368
Interest and Bank Charges	302	571	1,072	952
Investor Relations	14,448	1,582	35,792	7,200
Legal and Accounting	20,259	14,962	30,666	20,240
Marketing	9,196	-	9,196	-
Office and Miscellaneous	10,708	5,869	17,852	11,642
Product Development	14,452	10,317	20,350	19,642
Rent	6,493	6,798	12,986	14,775
Travel	2,479	203	3,198	344
Wage and Benefits	136,783	17,395	149,636	56,645
Total General & Administration Expenses:	596,291	114,121	752,221	249,348
Loss from Operations	(575,763)	(90,182)	(711,836)	(205,993)
Other Income / (Expense)				
Net Gain on Legal Settlement (Note7)	-	-	-	10,545
Interest Revenue	11,600	-	16,590	-
	11,600	-	16,590	10,545
Loss for the Period	(564,163)	(90,182)	(695,246)	(195,448)
Deficit, Beginning of Period	(2,734,874)	(2,146,967)	(2,603,791)	(2,041,701)
Deficit, End of Period	$ (3,299,037)	$ (2,237,149)	$ (3,299,037)	$(2,237,149)
Basis Loss Per Share	(0.01)	(0.00)	(0.02)	(0.01)
Diluted Loss Per Share	(0.01)	(0.00)	(0.02)	(0.01)
Weighted Average of Shares Outstanding	38,996,100	22,230,404	36,115,991	21,655,295

*See accompanying notes to the interim consolidated financial statements

---



ALDA PHARMACEUTICALS CORP.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE PERIOD

	Three Months Ended December 31,		Six Months Ended December 31,	
	2007	2006	**2007**	2006
Operating Activities:				
Loss for the Period	**$ (564,163)**	$ (90,182)	**$ (695,246)**	$ (195,448)
Items Not Involving Cash				
Amortization- Furniture and Equipment	**371**	2,070	**742**	4,140
- Patent Application and Development Costs	**1,322**	-	**1,963**	-
- Intangible Assets	**1,450**	-	**2,900**	-
Stock-Based Compensation	**402,057**	-	**402,057**	35,600
	(158,963)	(88,112)	**(287,584)**	(155,708)
Changes in Non-Cash Working Capital Items				
Decrease/ (Increase) in Accounts Receivable	**7,060**	2,377	**(5,039)**	3,946
Decrease/ (Increase) in Inventory	**1,654**	(190)	**4,790**	5,977
Decrease/ (Increase) in Prepaid	**(22,763)**	1,269	**(51,978)**	915
(Decrease)/ Increase in Accounts Payable and Accrued Liabilities	**(15,335)**	57,605	**(34,817)**	72,219
	(188,347)	(27,051)	**(374,628)**	(72,651)
Investing Activities:				
Patent Application and Development Costs	**(25,854)**	-	**(34,123)**	-
	(25,854)	-	**(34,123)**	-
Financing activities:				
Net Proceeds on Issuance of Shares	**593,297**	-	**1,030,478**	46,500
Warrants/Options Exercised	**348,800**	-	**674,800**	-
	942,097	-	**1,705,278**	46,500
Increase/ (Decrease) in Cash	**727,896**	(27,051)	**1,296,527**	(26,151)
Cash, Beginning of Period	**924,758**	29,380	**356,127**	28,480
Cash, End of Period	**$ 1,652,654**	$ 2,329	**$ 1,652,654**	$ 2,329

*See accompanying notes to the interim consolidated financial statements



ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED DECEMBER 31, 2007

1   BASIS OF PRESENTATION

These consolidated financial statements include the accounts of ALDA Pharmaceuticals Corp. ("the Company") and its wholly-owned subsidiary, Sirona Therapeutics Corp. ("Sirona"). The name of the subsidiary was changed on January 10, 2006 from ALDA Institute For Preventative Health Care Inc. Sirona is an inactive company, the shares of which were acquired pursuant to an asset purchase agreement.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of the business. The Company has yet to achieve a level of revenues adequate to achieve profitability. The application of the going concern assumption is dependent on the ability of the Company to secure sufficient financing, and to develop profitable operations. Management of the Company believes that it will succeed in meeting those objectives, allowing the continued operation of the company.

		December 31, 2007		June 30, 2007
Deficit	$	3,299,037	$	2,603,791
Working capital		1,725,951		627,730

2.   DESCRIPTION OF OPERATIONS

The Company was incorporated under the Company Act of British Columbia on May 30, 2000 and was classified as a Capital Pool Company as defined by the policies of the TSX Venture Exchange ("the Exchange"). The Company completed its required Qualifying Transaction on November 13, 2003.   As a result of the Company completing the Qualifying Transaction, it ceased to be a Capital Pool Company, and its shares resumed trading on the Exchange effective November 19, 2003.

The Company's main business activity is the development, production and marketing of infection control agent products, principally a product marketed as $T^36^®$ Disinfectant. Effective November 26, 2003, the name of the Company was changed from Duft Biotech Capital Ltd. to ALDA Pharmaceuticals Corp.

The interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.   Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with Canadian generally accepted principles has been condensed or omitted.   The interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual filing. In the opinion of the Company, the unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim period presented.



3. FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2007 and June 30, 2007 consist of the following:

	Historical Cost	Accumulated Amortization	December 31, 2007 Net	June 30, 2007 Net
Furniture and Fixtures	$ 7,683	$ 7,117	$ 566	$ 1,133
Computer Equipment	24,115	23,940	175	349
	$ 31,798	$ 31,057	$ 741	$ 1,482

4. PATENTS APPLICATION AND DEVELOPMENT COSTS

Patent application and development costs at December 31, 2007 and June 30, 2007 were determined as follows:

	Historical Cost	Accumulated Amortization	September 30, 2007 Net	June 30 2007 Net
Patents Application and Development Costs	$ 76,739	$ 4,095	$ 72,644	$ 40,486

5. INTANGIBLE ASSETS

Effective July 1, 2006, the Company changed its estimate of the useful life of the intangible assets from an infinite life to a finite life of 20 years. The carrying amount as at December 31, 2007 and June 30, 2007 consist of the following:

	Balance as at June 30, 2006	Accumulated Amortization	December 31, 2007 Net	June 30, 2007 Net
Intangible Assets	$ 116,000	$ 8,700	$ 107,300	$ 110,200



6. SHAREHOLDERS' EQUITY

a) Share Capital

Authorized:
Unlimited common shares without par value

Effective August 19, 2005, the authorized share capital of the Company was increased to an unlimited number of common shares without par value.

Issued and outstanding:

	December 31, 2007		June 30, 2007	
	Number of Shares	Amount	Number of Shares	Amount
Beginning Balance	**32,192,404**	**$2,658,868**	20,800,404	$1,969,562
Private Placement (i)/(ii)	**-**	**-**	9,430,000	467,480
Finders' Fees	**-**	**-**	-	(6,180)
Warrant Exercised (iii)	**-**	**-**	1,062,000	120,006
Options Exercised (iii)	**-**	**-**	900,000	108,000
Private Placement (iv)/(v)	**5,500,000**	**443,042**	-	-
Finders' Fees (iv)/(v)	**82,895**	**(6,300)**	-	-
Share Issuance Costs (iv)/(v)	**-**	**(13,573)**	-	-
Warrant Exercised (vi)	**5,342,500**	**754,017**	-	-
Options Exercised (vi)	**300,000**	**42,000**	-	-
Ending Balance	**43,417,799**	**$3,878,054**	32,192,404	$ 2,658,868

i) On September 13, 2006, the Company completed a private placement of 1,430,000 units of the Company at a price of $0.05 per unit for gross proceeds of $71,500. Each unit consists of one common share of the Company and one share purchase warrant, each warrant entitling the holder to purchase one common share at a price of $0.10 per share for a period of 12 months following the closing date.

ii) On June 7, 2007, the Company completed a private placement of 8,000,000 units of the Company at a price of $0.10 per unit for gross proceeds of $800,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $0.20 per share until June 7, 2008 and, thereafter at a price of $0.30 per share until June 7, 2009. Finders' fees in the amount of $6,180 were charged against share capital in connection with the private placement.

iii) During the year ended June 30, 2007, 900,000 options and 1,062,000 warrants were exercised by the holders at a price of $0.10 per unit for gross proceeds of $196,200. Option values of $18,000 previously recorded in contributed surplus for options were credited to share capital.



6.   SHAREHOLDERS' EQUITY (CONTINUED)

a) Share Capital (Continued)

iv) On August 13, 2007, the Company completed a private placement of 2,000,000 units of the Company at a price of $0.12 per unit for gross proceeds of $240,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $0.24 per share until August 13, 2008 and, thereafter at a price of $0.36 per share until August 13, 2009. Finders' fees and legal fees in the amount of $13,920 were charged against shares capital in connection with the private placement.

v) On November 22, 2007, the Company completed a private placement of 3,500,000 units of the Company at a price of $0.15 per unit for gross proceeds of $525,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $0.30 per share until November 22, 2008 and, thereafter at a price of $0.45 per share until November 22, 2009. 5% finder's fee in the amount of $15,750 was to be satisfied by the delivery of 82,895 common shares of the Company at a deemed price per share of $0.19. Legal fees in the amount of $5,953 were charged against shares capital in connection with the private placement.

vi) During the six months period ended December 31, 2007, 300,000 options and 5,342,500 warrants were exercised by the holders at a price of $0.10 per option and at an average price of $0.12 per warrant for total gross proceeds of $674,800. Option values of $12,000 previously recorded in contributed surplus for options were credited to share capital.

b) Stock options:

A summary of the outstanding Company's stock options at December 31, 2007 and June 30, 2007 is presented below:

	December 31, 2007		June 30, 2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period				
Granted during the period	**2,480,000**	**$ 0.11**	537,647	$ 0.19
- consulting/officers (i)/(v)/(vi)	**1,420,000**	**0.50**	2,130,000	0.10
- directors (ii)/(v)/(vi)	**300,000**	**0.50**	1,050,000	0.11
- employees (ii)/(iv)/(vi)	**100,000**	**0.50**	350,000	0.10
Expired/exercised/cancelled				
during year (iii	**(300,000)**	**0.10**	(1,587,647)	0.13
Outstanding, end of period	**4,000,000**	**$ 0.29**	2,480,000	$ 0.11



6.   SHAREHOLDERS' EQUITY (CONTINUED)

b)   Stock options (continued):

The following table summarizes information about stock options outstanding at December 31, 2007:

Number of Shares	Exercise Price		Expiry Date	Number Exercisable
530,000	$	0.10	August 2, 2008	530,000
500,000	$	0.11	August 12, 2009	500,000
1,150,000	$	0.12	May 3, 2009	1,150,000
1,820,000	$	0.50	December 7, 2010	1,270,000
4,000,000				3,450,000

(i)   During the year ended June 30, 2007, the Company granted options to acquire 730,000 common shares of the Company to certain consultants and scientific advisors for their services provided to the Company. These options have an exercise price of $0.10 per share. 430,000 of these options have an exercisable period of two years from the date of grant; the remaining 300,000 options have an exercisable period of five years from the date of grant. 530,000 options vested immediately. The remaining options are subject to other performance criteria. The options to acquire 430,000 common shares of the Company have an estimated fair value of $0.02 per share ($8,600) and the options to acquire 300,000 common shares of the Company have an estimated fair value of $0.04 per share ($12,000). $12,600 was recognized.

(ii)   During the year ended June 30, 2007, the Company granted options to acquire 1,150,000 common shares of the Company to employees, directors and senior officers. The options have an exercise price of $0.10 with an exercisable term of two years from the date of the grant. All options vested immediately with an estimated fair value of $0.02 per share resulting in $23,000 in stock based compensation expense being recognized.

(iii) During the year ended June 30, 2007, options granted to an employee to acquire 150,000 common shares of the Company were cancelled due to the employee's departure. The related expense of $3,000 ($0.02 per share), previously booked in wages and benefits in the Statement of Operations, was reversed and charged against the contributed surplus.

(iv) During the year ended June 30, 2007, the Company granted options to acquire 500,000 common shares of the Company to employees and directors. The options have an exercise price of $0.11 with an exercisable term of two years from the date of the grant. All options vested immediately with an estimated fair value of $0.07 per share resulting in $35,000 in stock based compensation expense being recognized.

(v)   During the year ended June 30, 2007, the Company granted options to acquire 1,150,000 common shares of the Company to directors, consultants and officers. The options have an exercise price of $0.12 with and exercisable term of two years from the date of grant. All options vested immediately with an estimated fair value of $0.07 per share resulting in $80,500 in stock based compensation expense being recognized.



6.   SHAREHOLDERS' EQUITY (CONTINUED)

b)   Stock options (continued):

(vi)   During the six months period ended December 31, 2007, the Company granted options to acquire 1,820,000 common shares of the Company to directors, consultants, officers, employees and investor relations. The options have an exercise price of $0.50 with an exercisable term of two years expiring December 7, 2011. 1,270,000 options vested immediately with an estimated fair value of $0.31 per share resulting in $394,057 in stock based compensation expense being recognized. 550,000 options shall vest in equal quarterly installment over a period of 12 to 24 months from the date of grant.

(vii)   During the six months period ended December 31, 2007, 300,000 options exercised at an exercise price of $0.10. The related expense of $12,000 ($0.04 per share), previously booked in the Statement of Operations was reversed and charged against the contributed surplus.

1,820,000 stock options were granted during the six months period ended December 31, 2007. Stock based compensation expense for the six months period ended December 31, 2007 and year ended June 30, 2007 were presented in the Statement of Operations and Deficit as follows:

	December 31, 2007		December 31, 2006	
Consulting/Officers	$	**277,945**	$	10,600
Investor Relations		**-**		2,000
Wages and Benefits		**124,112**		23,000
Total Stock-Based Compensation	$	**402,057**	$	35,600

The fair value of each option was estimated as at the date of grant using the Black-Scholes   option-pricing model with the following weighted-average assumptions:

	December 31, 2007	December 31, 2006
Dividend yield	**0%**	0%
Expected volatility	**112.30%**	128.90%
Risk free interest rate	**3.89%**	4.19%
Expected average option term	**3 years**	2.25 years



6.   SHAREHOLDERS' EQUITY (CONTINUED)

c)   Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company.

A summary of changes in unexercised warrants is presented below.

	Warrants @ $0.10 (1)	Warrants @ $0.10 (2)	Warrants @ $0.20 (3)	Warrants @ $0.24 (4)	Warrants @ $0.30 (5)	Total
Outstanding June 30, 2007	1,430,000	2,934,000	8,000,000	-	-	12,364,000
Granted during period	-	-	-	2,000,000	3,500,000	5,500,000
Warrant exercised	(1,330,000)	(2,934,000)	(1,011,000)	(67,500)	-	(5,342,500)
Warrant expired	(100,000)	-	-	-	-	(100,000)
Outstanding December 31, 2007	-	-	6,989,000	1,932,500	3,500,000	12,421,500

(1) Exercisable until September 12, 2007, granted pursuant to private placement.
(2) Terms of the warrants were amended to extend the exercisable period of the warrants to December 22, 2007 at the exercise price of $0.10 per share.
(3) Exercisable at a price of $0.20 per share until June 7, 2008 and, thereafter at a price of $0.30 per share until June 7, 2009, granted pursuant to private placement.
(4) Exercisable at a price of $0.24 per share until August 13, 2008 and, thereafter at a price of $0.36 per share until August 13, 2009, granted pursuant to private placement.
(5) Exercisable at a price of $0.30 per share until November 22, 2008 and, thereafter at a price of $0.45 per share until November 22, 2009, granted pursuant to private placement.

The fair value of each warrant was estimated as at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

	Six months ended December 31, 2007	Year ended June 30, 2007 2007
Dividend yield	**0%**	0%
Expected volatility	**118.99%**	128.10%
Risk free interest rate	**4.08%**	4.20%
Expected average option term	**2 years**	1.85 year



6.   SHAREHOLDERS' EQUITY (CONTINUED)

d)   Contributed surplus - Warrants:

Contributed surplus attributed to the issuance of warrants at December 31, 2007 and June 30, 2007, and activity during the six months period ended December 31, 2007 and year ended June 30, 2007, are summarized as follows:

	December 31, 2007	June 30, 2007
Balance, beginning of period	$ 553,627	$ 163,413
Private Placement (Note 6(a)(i)&(ii))	-	404,020
Warrant Exercised (Note 6(a)(iii))	-	(13,806)
Private Placement (Note 6(a)(iv)&(v))	321,958	-
Warrant Exercised (Note 6(a)(vi))	(109,217)	-
Balance, end of period	$ 766,368	$ 553,627

e)   Contributed surplus - Options:

Contributed surplus attributed to the granting of stock options at December 31, 2007and June 30, 2007, and activity during the six months period ended December 31, 2007 and year ended June 30, 2007, are summarized as follows:

	December 31, 2007	June 30, 2007
Balance, beginning of period	$ 171,194	$ 41,094
Options issued to employees (Note 6(b)(ii)&(iv)&(vi))	31,028	12,000
Options issued to directors (Note 6(b)(ii)&(v)&(vi))	93,084	53,500
Options issued to consultants (Note 6(b)(i)&(v)&(vi))	277,945	85,600
Options forfeited / cancelled (Note 6(b)(iii))	-	(3,000)
Options exercised (Note 6(b)(iii))	(12,000)	(18,000)
Balance, end of period	$ 561,251	$ 171,194



7. GAIN ON LEGAL SETTLEMENT

(i) On August 2, 2005, the Company received the proceeds from the Company's lawyer regarding the settlement of the trademark dispute. The proceeds of the settlement for a total amount of $37,383 ($30,000 (US)) have been recorded in the Statement of Operations and Deficit as "Gain on legal settlement" for the period ended September 30, 2005.

During the 2005 year, the Company commenced legal action against the competitor with respect to certain alleged defamatory statements made by the competitor. This claim was settled effective July 12, 2006, by an agreement under which the Company is to receive an amount of $15,000 from the competitor. The proceeds of the settlement, net of associated legal costs in the amount of $4,455, have been recognized in the Statement of Operations and Deficit for the period ended December 31, 2007.

8. COMMITMENTS

(i) Effective July 1, 2007, the Company entered into an agreement to lease its office premises with a term of one year. The Company's minimum lease payment obligations under the agreement as at July 1, 2007, totaled $25,971, payable in the 2008 year.

(ii) During the 2006 year, the Company entered into an agreement with its product supplier. Under the agreement, the supplier assumes all the costs of manufacturing of the Company's $T^36^®$ products, and as consideration, receives a percentage, ranging from 40% to 65%, of the Company's selling price. The supplier also has right of first refusal to manufacture other products from the Company. The agreement can be terminated by either party with 90 days written notice.

9. RELATED PARTY TRANSACTIONS

a) During the three months period ended December 31, 2007, the Company paid consulting fees of $54,000 (December 31, 2006: $30,000) to companies controlled by directors of the Company.

During the six months period ended December 31, 2007, the Company paid consulting fees of $108,000 (December 31, 2006: $60,000) to companies controlled by directors of the Company.

b) During the three months period ended December 31, 2007, the Company paid rent of $6,493 (December 31, 2006: $6,798) to a company controlled by a director of the Company.

During the six months period ended December 31, 2007, the Company paid rent of $12,986 (December 31, 2006: $14,775) to a company controlled by a director of the Company.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.



10.   SUBSEQUENT EVENTS

a) Subsequent to December 31, 2007, 150,000 warrants at an exercise price of $0.20 per warrant and 530,000 warrants at an exercise price of $0.20 per warrant were exercised for total gross proceeds of $157,200.

b) On February 6, 2008, the Company announced in a news release that Chinese Patent Number ZL02829642.7 was issued to the Company by the State Intellectual Property Office of the People's Republic of China. The patent provides protection for the composition and production methods for ALDA's $T^36^®$ formulation until August 20, 2022.

c) On February 19, 2008, the Company announced in a news release that United States Patent and Trademark Office ("USPTO") had provided the Company with an "Issue Notification" stating that US Patent Application No. 10/525,110 is projected to be issued on March 4, 2008 as U.S. Patent No. 7,338,927. The patent provides protection for the composition and production methods for the Company's $T^36^®$ formulation.

d) On February 22, 2008, the Company announced in a news release that Australian Patent Number 2002322916 had been issued to the Company by the Australia Patent Office. The patent provides protection for the composition and production methods for the Company's $T^36^®$ formulation until August 20, 2022.





ALDA Pharmaceuticals Corp.

635 Columbia Street, New Westminster, British Columbia,V3M 1A7
Telephone:604-521-8300; Facsimile:604-521-8322

Form 51-102F1

Management's Discussion & Analysis
for the six months ended December 310, 2007

February 29, 2008

The statements contained in this report that are not purely historical are forward-looking statements. "Forward looking statements " include statements regarding our expectations, hopes, intentions or strategies regarding the future. Forward looking statements include: statements regarding future products or products or product development; statements regarding future selling, general and administrative costs and research and development spending; and our product development strategy; statements regarding future capital expenditures and financing requirements; and similar forward looking statements. It is important to note that our actual results could differ materially from those in such forward-looking statements.



ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS ("MD&A")
FOR THE THREE MONTHS ENDED DECEMBER 31, 2007

1.1 Date

This Management Discussion and Analysis ("MD&A") is dated February 29, 2007 and should be read in conjunction with the consolidated interim financial statements of ALDA Pharmaceuticals Corp. ("ALDA" or the "Company") for the six months period ended December 31, 2007. All financial information is expressed in Canadian dollars and is prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

1.2 Overall Performance

On November 13, 2003, ALDA Pharmaceuticals Corp., formerly Duft Biotech Capital Ltd., completed the acquisition of the assets of 513947 BC Ltd. formerly ALDA Pharmaceuticals Inc. ("the Qualifying Transaction") and a $1.2 Million financing arranged by Canaccord Capital Corporation ("the Financing").ALDA trades on the TSX Venture Exchange in Vancouver, Canada under the symbol "APH".

ALDA has developed a patent-pending infection control formulation, referred to as T^36®, which is incorporated into therapeutic applications such as treatments for topical and vulvovaginitis infections, hand hygiene products, a skin antiseptic for clinical and consumer use and a first-aid ointment. Studies have been performed on the T^36® formulation which demonstrates its ability to kill all types of infectious micro-organisms within 3 minutes and tuberculosis within 5 minutes. Toxicology studies on animals have also demonstrated that the T^36® formulation is not toxic.

There is competition in all of the therapeutic markets that the Company has targeted. However, the T^36® formulation is not expensive to manufacture and can be used in a broad variety of infection-control products. Toxicology and efficacy studies have already demonstrated that the T^36® formulation is not toxic and is effective at killing all bacteria, viruses and fungi. The intended applications are topical, except for the vulvovaginitis treatment, so that registration is expected be faster and less expensive than for drugs that are taken internally. Rather than disrupting metabolic pathways, the T^36® formulation consists of four anti-microbial ingredients in relatively low concentrations that act synergistically to disrupt the physical structure of the infectious agents. This approach prevents microbial resistance from developing. None of the active ingredients are known to have any significant side effects on humans.

ALDA has started studies that will satisfy the registration requirements of Health Canada, the US Food and Drug Administration ("FDA") and the European Medicines Agency ("EMeA") for the targeted applications. In other parts of the world, FDA or EMeA testing is generally accepted for registration applications. If the Company decides to register the products in China, it is likely that the testing will have to be repeated in China unless there is harmonization of the requirements in the meantime.

ALDA is planning on introducing products to the consumer market and is developing over-the-counter ("OTC") and prescription therapeutics. Marketing efforts will focus on appropriate distributors for each sector, following the distribution strategy that has already been established.

To complete this plan, the Company will need to raise money in the public markets. This will increase the number of shares outstanding and will lead to further dilution of existing shareholders.

Market knowledge of the ALDA name is limited. ALDA will need to devote considerable resources to educate new markets about the products the Company offers. In establishing new markets, the Company will be competing with companies that are potentially already entrenched in such markets or that may be better funded than the Company. ALDA also faces significant costs and risks associated with the protection and exploitation of its intellectual property. Although patents have been granted to the Company in China and Australia and projected to be granted in the United States on March 4, 2008, patents are still pending in Europe, Canada and Singapore. Competitors with significantly more resources may have an advantage over the Company in terms of the establishment, protection and exploitation of patents and other intellectual property. All of these factors are material to the Company and its business.



1.3 Selected Financial Information

For the six months period ended	December 31, 2007		December 31, 2006		December 31, 2005	
Revenue	$	108,834	$	121,931	$	117,168
Net Loss	$	(695,246)	$	(195,448)	$	(192,847)
Basic and Diluted Loss Per Share	$	0.01	$	0.00	$	0.00
Cash and Equivalents	$	1,652,654	$	29,380	$	103,964
Patent Application	$	72,644	$	-	$	-
Total Assets	$	1,946,087	$	208,320	$	312,192
Long-Term Liabilities	$	0	$	0	$	0

Pursuant to the closing of two private placements during the six months period ended December 31, 2007, the Company raised total gross proceeds of $765,000. In addition to private placements, the Company further received funds of $674,800 from the exercising of Options and Warrants. At December 31, 2007, the Company had $1,652,654 in cash with $8,250 in subscriptions to a private placement to be received. As a result, current assets increased by $1,244,089 during six months period ended December 31, 2007 from $701,998 on June 30, 2007 while current liabilities decreased by $34,817 from $74,268 on June 30, 2007. The funds raised will be used to sustain the working capital of the operation, to pursue the development of ALDA's therapeutic products, and to pursue registration of its securities and reporting in the US.

1.4 Results of Operations

Sales
For the three months and six months period ended December 31, 2007, the Company recorded sales of $53,298 and $108,834, respectively, as compared to $64,356 and $121,931, respectively, for the same period last year. Reported sales were primarily due to the sale of the Company's surface disinfectant, $T^36^{\circledR}$ Disinfectant and $T^36^{\circledR}$ Hand Sanitizer, through its distributors to the first responders, dental and beauty markets.

Cost of sales
For the three months and six months period ended December 31, 2007, the cost of sales incurred was $32,770 and $68,449, representing 61% and 63% of total sales as compared to $40,417 and $78,576, representing 63% and 64% of total sales for the same period last year. Cost of sales includes the direct costs of the inventory sold during the period plus warehousing costs and handling charges.

Gross Profit
For the three months and six months period ended December 31, 2007, gross profit of $20,528 and $40,385, respectively, was recognized as compared to $23,939 and $43,355 recognized in the same period last year.   The percentage of gross profit has remained relatively stable over the last three years.

Advertising and promotion
Advertising and promotion costs for the three months and six months period ended December 31, 2007 were $7,662 and $14,141, respectively, compared to $1,537 and $2,800 incurred in the same period ended December 31, 2006. Costs are higher because the Company has been providing lectures, and sending samples of $T^36^{\circledR}$ Disinfectant and literature to customers and distributors. The management of the Company anticipates that additional investment in this area will be required for the balance of the current fiscal year.



1.4   Results of Operations (Continued)

Consulting

Consulting fees for the three months and six months period ended December 31, 2007 were $351,945 and $427,275, respectively, as compared to $45,000 and $75,330 for the corresponding period ended December 31, 2006. Included in the consulting fees were $108,000 paid to executives of the Company as a form of remuneration for their services provided to the Company. The related party transactions were summarized as follows.

- $60,000 to 503213 BC Ltd., a Company controlled by Dr. Terrance G. Owen, President & CEO, for services related to directing the technical aspects of research and development, product testing, domestic and international product registrations and intellectual property protection; negotiating and establishing international marketing agreements; assisting with domestic and international sales and marketing strategies, marketing materials, internet marketing and investor relations activities; directing the Company's legal and accounting professionals; advising officers and directors of Company matters and ensuring that the regulatory requirements of the Company are fulfilled.

- $48,000 to 612480 BC Ltd., a Company controlled by Peter Chen CFO, for advising on the financial aspects of research and development, product testing, domestic and international product registrations and intellectual property protection; negotiating and establishing international marketing agreements; assisting with domestic and international sales and marketing strategies, marketing materials, internet marketing and investor relations activities; directing the Company's legal and accounting professionals; advising officers and directors of Company matters and ensuring that the regulatory requirements of the Company are fulfilled.

During the six months period ended December 31, 2007, the Company granted Options to acquire 1,820,000 common shares of the Company to directors, consultants, officers, employees and investor relations resulting in $277,945 in stock-based compensation expenses being recognized in consulting fees.

Investor relations

The investor relations activities amounted to $14,448 and $35,792 for the three months and six months period ended December 31, 2007 compared to $1,582 and $7,200 incurred in the same corresponding period last year. Freeform Communications Inc. ("Freeform") was paid a total of $22,000 by the Company compared to $5,600 for the same period last year. The Company incurred $3,792 for the dissemination of news releases provided by Marketwire for the six months period ended December 31, 2007 as compared to $1,601 incurred in the same period last year.

Legal and accounting fees

Legal and accounting fees were totaled $20,259 and $30,666 for the three months and six months period December 31, 2007. The Company incurred $14,962 and $20,240 in this category for the same reporting period ended December 31, 2006. Legal fees incurred in the quarter consisted of closings of private placements, advising the Company on general legal matters, attending to preparation of required documentation to the TSX Venture Exchange and the securities commissions and reviewing 20F documents for the registration of the Company's securities in the United States.

Product Registration and Development Costs

Total costs incurred in this category for the three months and six months period ended December 31, 2007 were $14,452 and $20,350 compared to $10,317 and $19,642 incurred in the same period ended last year. Patent application costs of $34,123 incurred during the period ended December 31, 2007 were capitalized with an amortization period of 20 years rather than expensed. A new category has been added to the Balance Sheet to reflect this change in accounting practices.



1.4   Results of Operations (continued)

Wages and benefits
Wages and benefits were $136,783 and $149,636 for the three months and six months period ended December 31, 2007compared to $17,395 and 56,545 incurred in the same period ended last year. Costs in this category include the wages paid to accounting and administrative assistance and to sales and marketing staff as well as the expenses related to stock Options granted to certain directors and employees. Expenses related to stock Options granted during the period ended December 31, 2007 were $124,112.

Loss from operations
The loss from operations was $575,763 and $711,836 for the three months and six months period ended December 31, 2007 compared to $90,182 and $205,993 for the three months and six months period ended December 31, 2006. Losses for period ended December 31, 2007 were greater than the corresponding period ended December 31, 2006 due to the non-cash compensation expenses of $402,057 related to the granting of stock options as disclosed above and in Note 7(b) of the consolidated interim financial statements.

A number of initiatives were taken during the year to promote further growth of the Company, including private placements, expanding the patent portfolio of the Company, seeking expert advice on product registrations, undertaking laboratory tests of the $T^36^{®}$ formulation, preparing marketing materials, evaluating new manufacturing facilities, and seeking out new distributors and customers. The Company retained Cowie and Fox, Group 270 Sales & Marketing and Brand Institute, Inc. to re-brand its product's image and to design a new marketing campaign for the new and existing $T^36^{®}$ product.

Management continues to work towards the launch of new products, including $T^36^{®}$ Personal Disinfectant, $T^36^{®}$ Hand Sanitizer and the therapeutic products. The pursuit of the new therapeutics products requires the Company to invest continuously in product development, clinical trials, product registrations and intellectual property protection. As a result, further losses will be anticipated in the subsequent periods.

Loss for the year
The loss for the three months and six months period ended December 31, 2007 was $564,163 and $695,246, respectively, compared to $90,182 and $195,448 recognized in the same corresponding period last year.   The losses for the three months and six months period ended December 31, 2007 were relatively high compared to the corresponding quarter for the previous year because of the granting of stock options as disclosed above and in Note 7(b) of the consolidated interim financial statements. The loss was offset by interest income of $16,590 earned from the deposits for the six months period ended December 31, 2007, and net gains of $10,545 due to the settlement of legal dispute against the competitor recognized in the six months period ended December 31, 2006.

Use of proceeds
The net proceeds received from the closing of recent private placements will be used for working capital including such activities as starting initial clinical trails of the $T^36^{®}$ formulation in therapeutic products, registering $T^36^{®}$ products in major markets, seeking expert advice on product regulatory issues, re-branding and advertising current and new lines of products and seeking possible registration of ALDA's securities in foreign jurisdictions.



1.5   Summary of Quarterly Results

Period ended	Dec/07	Sept/07	Jun/07	Mar/07	Dec/06	Sept/06	Jun/06	Mar/06	Dec/05
Revenue	53,298	55,537	61,433	72,879	64,356	57,575	58,724	47,694	60,285
Net loss	564,163	131,084	302,345	84,831	78,324	96,591	67,371	118,084	137,213
Loss/share	0.01	0.01	0.00	0.00	0.00	0.00	0.00	0.01	0.01
Total assets	1,946,087	1,255,681	854,166	176,316	175,743	208,281	216,872	207,800	319,192

Total assets were increased significantly over the quarters as a result of capitalizing patent application and development costs and receiving external funding from the private placements. The revenues generated from the sale of $T^36^®$ Disinfectant and $T^36^®$ Hand Sanitizer have been relatively consistent. The Company continued to observe net losses due to resources spent in registering $T^36^®$ products in major markets, seeking expert advice on product regulatory issues, re-branding and advertising current and new lines of products and seeking registration of ALDA's securities in foreign jurisdictions. The greater loss recognized in December 31, 2007 was mainly due the non-cash stock options granted to certain officers, directors, consultants and an employee and increased consulting fees and wages. The non-cash stock-based compensation expenses accounted for $402,057.

1.6   Liquidity

Although the Company generates revenues from the sale of its lead product, $T^36^®$ Disinfectant, sales are still occurring only in Canada. Approvals have been obtained for $T^36^®$ Disinfectant in the European Union and China and the Company will be pursuing opportunities in these markets. The Company has also established a plan for the development, testing, registration and marketing of therapeutic applications of the $T^36^®$ formulation. Management is also evaluating the possibility of acquiring technologies that are complementary to $T^36^®$ technology and launching similar type of products lines in the near future. It is expected that the Company will need to undertake further financing in order to pursue these plans and these financings will lead to the dilution of current shareholders of the Company.

1.7   Capital Resources

During the six months period ended December 31, 2007, the Company arranged two private placements at $0.12 and $0.15 per Unit. The Company raised a total of $765,000 by issuing a total of 5,500,000 Units of the Company's Common Share and Warrants. Each warrant entitled the holder to purchase one additional Common Share at an exercise price of $0.24 or $0.30 for the first year following the closing date and thereafter at an exercise price of $0.36 or $0.45 for the second year after the closing date. The estimated fair value of Warrants, being $321,958, was allocated to the contributed surplus for Warrants. The estimated fair value of Warrants was calculated as at the date of grant using Black-Scholes pricing model. The net proceeds will be used for general working capital. As of December 31, 2007, the Company received funds of $674,800 from the exercise of 5,342,500 Warrants at an exercise price range of $0.10 to $0.24 and 300,000 Options at an exercise price of $0.10. Option values of $8,000 previously recorded in contributed surplus for Options were credited to share capital.

As at December 31, 2007, the Company had 43,417,799 outstanding common shares. Subsequent to the closing of private placements, the Company has a total of 12,421,500 outstanding Warrants exercisable at an exercise price range of $0.10 to $0.30 before the date of expiration. The outstanding exercisable stock Options as at December 31, 2007 were 4,000,000 at an exercise price range of $0.10 to $0.50 per Options.



1.7   Capital Resources (continued)

There can be no assurance that the Company will be able to obtain adequate financing in the future to fulfill its business objectives or that the terms of such financing will be favourable. Many of the Company's products still require further development and laboratory testing in order to obtain required regulatory approvals. A lack of funds will impair the ability of the Company to complete such tests. A lack of funds will also impair the Company's ability to establish marketing and sales plans once the products have been approved for sale. If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation. ALDA may seek such additional financing through debt or equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all. Any equity offering will result in dilution to the ownership interests of the Company's shareholders and may result in dilution to the value of such interests.

1.8   Off-Balance Sheet Arrangements

The Company is not aware of any off-balance sheet transactions requiring disclosure.

1.9   Transactions with Related Parties

a)   During the six months period ended December 31, 2007, the Company incurred consulting fees of $108,000 (2006: $60,000) to companies controlled by directors of the Company.

b)   During the six months period ended December 31, 2007, the Company incurred premises rent of $12,986 (2006: $14,775) to a Company controlled by a director of the Company.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

1.10   Second Quarter Events, 2008

During the three months period ended December 31, 2007, a private placement for $525,000 was completed by selling 3,500,000 million Units, consisting of One Common Share and One Share Purchase Warrant, at a price of $0.15. In addition to the private placement, the Company received fund of $342,800 from the exercise of Warrants and Options. The Company granted options to acquire 1,820,000 common shares of the Company to directors, consultants, officers, employees and investor relations. The options have an exercise price of $0.50 with an exercisable term of two years expiring December 7, 2011.

The Company's sales were close to the average sales recorded per quarters for the last quarters. General and administration expenses were increased to $596,291 for the three months period ended December 31, 2007 compared to $114,121 for the same corresponding quarter last year. There were no extraordinary events that affected the Company. There were no significant year-end adjustments except that certain comparative figures for the quarter have been reclassified to conform to the presentation adopted for the quarter ended December 31, 2007.

1.11   Proposed transactions

The Company is not aware of any proposed transactions requiring disclosure.

1.12   Critical Accounting Estimates
The Company is a venture issuer and is not required to provide critical accounting estimates.



1.13   Changes in Accounting Policies Including Initial Adoption

Effective July 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Accounting Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments ("CICA 3870"). During the year ended June 30, 2004, CICA 3870 was amended to require the use of the fair value-based method to account for stock Options granted to employees. In accordance with the revised recommendations, the Company has prospectively applied the fair value-based method to all stock Options granted to employees on or after July 1, 2003, whereby compensation cost is measured at fair value at the date of grant and is expensed over the vesting period.

Effective July 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook, Section 3063, Impairment of long-lived assets ("CICA 3063"). The new recommendations were applied prospectively to all long-lived assets held for use by the Company after July 1, 2003.

The financial statements include a note providing reconciliation to United States Generally Accepted Accounting Standards ("GAAS").

Patent application and development costs include all expenditures attributable to efforts by the Company to develop, and bring to commercial production a new product as well as to acquire legal protections for its proprietary products, such as trademarks and patents. Such amounts are charged as an expense in the period incurred except in circumstances where the market and technical feasibility of the product have been established, and recovery of patent application and development costs can reasonably be regarded as assured and future values can be realized, in which case such costs are capitalized. In the latter case, patent application and development costs are amortized on a systematic basis over the patent life of 20 years.

The carrying amount of intangible assets which are determined to have a finite useful life are amortized on a systematic basis over the useful life of 20 years.

1.14   Financial Instruments

The Company's financial instruments consist of cash and equivalents, accounts receivable, subscriptions receivable, accounts payable and accrued liabilities. The fair value of these instruments approximates their carrying values except where otherwise noted. It is management's opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments except where otherwise noted.

1.15   Other MD&A Requirements

a)   Additional Information

Additional information relating to the Company can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com.



1.15 Other MD&A Requirements (Continued)

b) Disclosure of Outstanding Share Data

The following table summarizes our outstanding share capital as at December 31, 2007:

Security	Number
Each class and series of voting or equity securities for which there are securities outstanding: Common Shares	43,417,799
Each class and series of securities for which there are securities outstanding if the securities are convertible into, or exercisable or exchangeable for, voting or equity securities Stock Options Warrants Convertible Debentures	 4,000,000 12,421,500 0
Each class and series of voting or equity securities that are issuable on the conversion, exercise or exchange of outstanding securities above Common Shares	16,421,500

c) Disclosure Controls and Procedures

The management of ALDA is responsible for establishing and maintaining disclosure controls and procedures for the Company and has designed such disclosure controls and procedures, or caused them to be designed under ALDA management's supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to ALDA management by others within those entities particularly during the period covered by this MD&A.

ALDA management has evaluted the effectiveness of the Company's disclosure controls and procedures for the period covered by this MD&A and based on that evaluation, management has concluded that the disclosure controls and procedures are effective.

d) Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has considered the effectiveness of design of the Company's internal controls and procedures over financial reporting and has noted weaknesses in internal controls over financial reporting such as a lack of segregation of duties because of limited staff members.
Management intends to initiate steps to remedy the noted shortcomings over the next fiscal year by carrying out a management assessment of the weaknesses with a view to improving areas where weaknesses exist and implementing procedures aimed at minimizing the risk of material error in its financial reporting.



1.16   Subsequent Events

a) Subsequent to December 31, 2007, 150,000 warrants at an exercise price of $0.20 per warrant and 530,000 warrants at an exercise price of $0.20 per warrant were exercised for total gross proceeds of $157,200.

b) On February 6, 2008, the Company announced in a news release that Chinese Patent Number ZL02829642.7 was issued to the Company by the State Intellectual Property Office of the People's Republic of China. The patent provides protection for the composition and production methods for ALDA's $T^36^®$ formulation until August 20, 2022.

c) On February 19, 2008, the Company announced in a news release that United States Patent and Trademark Office ("USPTO") had provided the Company with an "Issue Notification" stating that US Patent Application No. 10/525,110 is projected to be issued on March 4, 2008 as U.S. Patent No. 7,338,927. The patent provides protection for the composition and production methods for the Company's $T^36^®$ formulation.

d) On February 22, 2008, the Company announced in a news release that Australian Patent Number 2002322916 had been issued to the Company by the Australia Patent Office. The patent provides protection for the composition and production methods for the Company's $T^36^®$ formulation until August 20, 2022.

